UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

Final Amendment

inTEST Corporation.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

461147100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x]Rule 13d-1(b)
[ ]Rule 13d-1(c)
[ ]Rule 13d-1(d)



The remainder of this cover page shall be filled out for a reporting person's initialfiling on this form with respect to thesubject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ('Act') or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAME OF REPORTING PERSON
B.Riley Asset Management LLC

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH:

5 SOLE VOTING POWER

0

6 SHARED VOTING POWER

0

7 SOLE DISPOSITIVE POWER

0

8 SHARED DISPOSITIVE POWER

0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12 TYPE OF REPORTING PERSON

PN, IA



CUSIP No. 461147100

1 NAME OF REPORTING PERSON

Wes Cummins

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [ ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH:

5 SOLE VOTING POWER

0

6 SHARED VOTING POWER

0

7 SOLE DISPOSITIVE POWER

0

8 SHARED DISPOSITIVE POWER

0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0%

12 TYPE OF REPORTING PERSON

IN




CUSIP No. 461147100

Item 1(a). NAME OF ISSUER

inTEST Corporation (the "Issuer")

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

804 East Gate Drive, Suite 200, Mt. Laurel, New Jersey 08054

Item 2(a). NAME OF PERSON FILING

This statement is filed by: (i) B. Riley Asset Management LLC previously known as 272 Capital LP, a Delaware limited partnership
('B. Riley Asset Management'), with respect to the shares of
Common Stock directly held by 272 Capital Master
Fund Ltd. to which it acts as investment manager
and (ii) Wes Cummins ('Mr. Cummins', and together
with B. Riley Asset Management the 'Reporting Persons'), who is a
controlling person of B. Riley Asset Management.The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.


Item 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE The address of the business office of each of the Reporting Persons is 3811 Turtle Creek Blvd, Suite 2125, Dallas, TX 75219

Item 2(c) CITIZENSHIP

272 Capital is a Delaware limited partnership.
Mr. Cummins is a United States citizen.

Item 2(d). TITLE OF CLASS OF SECURITIES

Common Stock, par value $0.01 per share (the 'Common Stock')

Item 2(e). CUSIP NUMBER

461147100

CUSIP No. 461147100

Item 3.IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b),
OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)[ ]Broker or dealer registered under Section 15 of the Act;

(b)[ ]Bank as defined in Section 3(a)(6) of the Act;

(c)[ ]Insurance company as defined in Section 3(a)(19) of the Act;

(d)[ ]Investment company registered under
Section 8 of the Investment Company Act of 1940;

(e)[x]An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)[ ]An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)[x]A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)[ ]A savings association as defined in
Section 3(b) of the Federal Deposit Insurance Act;

(i)[ ]A church plan that is excluded from the definition of an investment company underSection 3(c)(14) of the Investment Company Act;

(j)[ ]A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k)[ ]Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4. OWNERSHIP

(a) Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)Percent of class: See Item 11 on the cover page(s) hereto.

(c)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote:
See Item 5 on the cover page(s) hereto.

(ii)Shared power to vote or to direct the vote:
See Item 6 on the cover page(s) hereto.

(iii)Sole power to dispose or to direct the disposition of:
See Item 7 on the cover page(s) hereto.

(iv)Shared power to dispose or to direct the disposition of:
See Item 8 on the cover page(s) hereto.

Item 5.

OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

CUSIP No. 461147100

Item 6.OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9. NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10. CERTIFICATION

Each Reporting Person hereby makes the following certification:
By signing below the Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No. 461147100



SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 15, 2023.

B. Riley Asset Management LLC

By: 272 Capital GP LLC, its general partner

/s/ Wes Cummins

Name: Wes Cummins
Title: Managing Member

/s/ Wes Cummins
WES CUMMINS

CUSIP No. 461147100

EXHIBIT 1

JOINT FILING AGREEMENTPURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of eachof the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of eachof the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge tha teach shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of theinformation concerning him or it contained herein and therein, but shall not be responsible for the completeness andaccuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe thatsuch information is inaccurate.

DATE: January 20, 2021

272 CAPITAL LP
By: 272 Capital GP LLC, its general partner

/s/ Wes Cummins

Name: Wes Cummins
Title: Managing Member

/s/ Wes Cummins
WES CUMMINS